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                       August 4, 2020

       Chad Fischl
       Chief Executive Officer
       Grow Solutions Holdings, Inc.
       222-111 Research Drive
       Saskatoon, Canada SK S7N 3R2

                                                        Re: Grow Solutions
Holdings, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            File No. 024-11107

       Dear Mr. Fischl:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Nicholas Lamparski at (202) 551-4695 or Erin Jaskot at (202) 551-
       3442 with any other questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Trade & Services
       cc:                                              Andrew Coldicutt